

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via E-mail</u>
Andrew Levi,
Chief Executive Officer
Blue Calypso, Inc.
19111 North Dallas Parkway, Suite 200
Dallas, TX 75287

>   **Re: Blue Calypso, Inc.**
>   **Amendment No. 1 to Form S-1**
>   **Filed December 22, 2011**
>   **File No. 333-177828**

Dear Mr. Levi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 4</u>

<u>Our business method relies heavily on circulating endorsements…, page 8</u>

1.   We note your amendment and response to comment 2 from our letter dated December 5, 2011. Please expand your disclosure on page 8 to include the "several steps" you are taking to ensure that your endorsers add appropriate language to indicate in social media posts that compensation is being provided to the endorsers, including by listing the phrase "paid" or "ad" or other appropriate language in advertisements that your endorsers circulate on social media. Disclose the steps and requirements you advise the endorsers need to comply with and state your policy regarding termination of accounts with endorsers for noncompliance with the Guides. On a supplemental basis, please provide us with screen shots of content listing the phrase "paid," or "ad" in compliance with the Guides.

Consolidated Financial Statements – Table of Contents, page F-1

2.   Please mark your Consolidated Balance Sheet as of September 30, 2011 as "Unaudited."

Consolidated Financial Statements – September 30, 2011

2. Notes Payable, page F-26

3.   Please tell us in detail and disclose in your next filing your financial reporting for the September 1, 2011 issuance of convertible promissory notes and warrants to purchase your stock for $0.10.

8. Stockholders' Equity (Deficit)

Stock Options, page F-27

4.   Please revise to disclose for each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option. Please discuss in detail the differences between the trading price of your stock and the exercise price for each grant.

Restricted Stock, page F-28

5.   Please revise to disclose for each grant date, the number of restricted shares granted, the fair value of your common stock, and the intrinsic value, if any, per share. Please discuss in detail the differences between the trading price of your stock and the compensation value recognized and deferred at the date of grant.

        You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                        Sincerely,

                                         /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Rick Werner, Esq.
        Haynes and Boone, LLP